As filed with the Securities and Exchange Commission on May 18, 2001
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TRW Inc.

(Exact name of registrant as specified in its charter)

Ohio	**34-0575430**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

1900 Richmond Road, Cleveland, Ohio 44124
(Address of Principal Executive Offices) (Zip Code)

THE TRW EMPLOYEE STOCK OWNERSHIP SAVINGS PLAN

(Full title of the plan)

WILLIAM B. LAWRENCE, Secretary
TRW Inc.
1900 Richmond Road, Cleveland, Ohio 44124
(Name and address of agent for service)

(216) 291-7000
(Telephone number, including area code, of agent for service)

Calculation of Registration Fee

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.625 per share, of TRW Inc.	20,000,000		$842,500,000(3)	$210,625
Participations in the Plan(4)				

(1) Includes an indeterminate number of additional shares that may be issued to adjust the number of shares issued pursuant to the Plan as a result of any future stock split, stock dividend or similar adjustment of TRW's common stock.

(2) Indeterminable since the price per share will vary from time to time depending on the market value of TRW Common Stock.

(3)   This figure (calculated on the basis of $42.125 per share, the average of the high and low prices of TRW Common included in the NYSE-Composite Transactions report for May 15, 2001, as reported by the New York Stock Exchange) represents the estimated maximum number of currently outstanding shares of TRW Common which could be purchased under the Plan with the estimated $842,500,000 aggregate employee and employer contributions to the Plan for the period from May 21, 2001 through April 30, 2004.

(4)   In addition, pursuant to Rule 416(c) under the Securities Act of 1933, this Registration Statement also covers an indeterminate amount of participation interests to be offered or sold pursuant to the Plan described herein.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents are incorporated herein by reference:

(a)(i) the TRW Inc. ("TRW") Annual Report on Form 10-K for the year ended December 31, 2000, as amended by Form 10-K/A No. 1 filed April 30, 2001;

(ii) the financial statements for The TRW Employee Stock Ownership and Savings Plan (the "Plan") as of December 31, 2000 and 1999, included in the Form 11-K filed with respect to the Plan for the year ended December 31, 2000;

(iii)the TRW Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

(b)the description of TRW capital stock filed as Exhibit 4(a) to TRW's Quarterly Report on Form 10-Q dated May 9, 1996, including any amendments and reports filed for the purpose of updating such descriptions;

(c)(i) The TRW Current Report on Form 8-K dated January 18, 2001; and

(ii) The TRW Current Report on Form 8-K dated March 1, 2001.

Until TRW files a post-effective amendment to this Registration Statement indicating that all securities offered have been sold, or deregistering all such securities which remain unsold, all documents subsequently filed by TRW or the Plan pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

The legality of the purchase of shares of TRW Common Stock, par value $0.625 per share, under the Plan and the purchase of participation interests in the Plan have been passed upon by William B. Lawrence, Esq., 1900 Richmond Road, Cleveland, Ohio 44124. Mr. Lawrence, Executive Vice President, General Counsel and Secretary of TRW, is a shareholder of TRW.

Item 6. Indemnification of Directors and Officers.

The Ohio Revised Code and TRW's Regulations provide for indemnification of TRW's Directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933. TRW maintains insurance indemnifying Directors and officers in certain cases and with certain deductible limits. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors and officers, TRW has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The "Exhibit Index" on page 6 is hereby incorporated by reference.

The undersigned registrant hereby undertakes that it will submit or has submitted the Plan and any amendment thereto to the Internal Revenue Service ("IRS") in a timely manner and has made or will make all changes required by the IRS in order to qualify the Plan.

Item 9. Undertakings.

A. *Undertaking Pursuant to Rule 415.*

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (i) and (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. *Undertaking Regarding Documents Subsequently Filed Under the Exchange Act.*

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. *Undertaking Regarding Indemnification.*

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lyndhurst, State of Ohio, on the 18th day of May, 2001.

TRW INC.

By /s/ William B. Lawrence
_____

William B. Lawrence, Executive Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
J. T. GORMAN*	Chairman of the Board, and Director	May 18, 2001
D. M. COTE*	President, Chief Executive Officer and Director	May 18, 2001
C. G. MILLER*	Executive Vice President and Chief Financial Officer	May 18, 2001
T. A. CONNELL*	Vice President and Controller	May 18, 2001
M. H. ARMACOST*	Director	May 18, 2001
M. FELDSTEIN*	Director	May 18, 2001
R. M. GATES*	Director	May 18, 2001
G. H. HEILMEIER*	Director	May 18, 2001
C. R. HOLLICK*	Director	May 18, 2001
K. N. HORN*	Director	May 18, 2001
H. V. KNICELY*	Director	May 18, 2001
D. B. LEWIS*	Director	May 18, 2001
L. M. MARTIN*	Director	May 18, 2001
J. D. ONG*	Director	May 18, 2001

William B. Lawrence, by signing his name hereto, does hereby sign and execute this Registration Statement on behalf of each of the above-named officers and Directors of TRW Inc., pursuant to a power of attorney executed by each of such officers and Directors and filed with the Securities and Exchange Commission.

May 18, 2001

* By /s/ William B. Lawrence
   ————————————————

   William B. Lawrence, Attorney-in-fact

The Plan. Pursuant to the requirements of the Securities Act of 1933, the Board of Administration of the Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lyndhurst, State of Ohio, on the 18th day of May, 2001.

THE TRW EMPLOYEE STOCK OWNERSHIP
AND SAVINGS PLAN

By   /s/ William B. Lawrence
   ————————————————

   William B. Lawrence, Attorney-in-fact

-5-

EXHIBIT INDEX

Exhibit No.	Exhibit Description
5	Legal Opinion of William B. Lawrence, General Counsel of TRW Inc.
15	Letter re: Unaudited Financial Information.
23	Consent of Ernst & Young LLP
	The Consent of William B. Lawrence is contained in his opinion filed as Exhibit 5 to this Registration Statement.
24(a)	Power of Attorney of the Board of Administration of The TRW Employee Stock Ownership and Savings Plan.
24(b)	Power of Attorney of the Directors and certain officers of TRW Inc.

Exhibit 5

[TRW Inc. Letterhead]

May 18, 2001

TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124

     and

Board of Administration
The TRW Employee Stock Ownership
  and Savings Plan
1900 Richmond Road
Cleveland, Ohio 44124

Re: <u>The TRW Employee Stock Ownership and Savings Plan</u>

Gentlemen:

As General Counsel of TRW Inc. ("TRW"), I am delivering this opinion in connection with the preparation and filing with the Securities and Exchange Commission of a Registration Statement on Form S-8 (the "Registration Statement") to effect the registration under the Securities Act of 1933, as amended, of shares of common stock of TRW ("Shares") and related participation interests to be offered under The TRW Employee Stock Ownership and Savings Plan (the "Plan").

I am familiar with the Plan, as amended to date; the TRW Employee Stock Ownership and Savings Plan Trust Agreement between TRW and Putnam Fiduciary Trust Company, as amended to date (the "Trust Agreement"); the proceedings taken by TRW in connection with the adoption of the Plan; the proposed issuance and sale of participation interests in the Plan; and the proposed offering of Shares under the Plan. I am also familiar with TRW's Amended Articles of Incorporation and Regulations, in each case as amended to date, and I have examined, or caused to be examined, such other records, documents and instruments as in my judgment are necessary or appropriate to enable me to render the opinion expressed below.

Based on the foregoing, and I am of the opinion that the Shares will, when acquired by the participants pursuant to the terms of the Plan, be validly issued, fully paid and nonassessable. I am further of the opinion that the participation interests in the Plan, created in accordance with the Plan and Trust Agreement, will, when acquired by the participants pursuant to the terms of the Plan, be validly issued, fully paid and nonassessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to me in the Registration Statement and in the Plan documents prepared pursuant to the requirements of Part I of Form S-8.

Sincerely,

/s/ William B. Lawrence

William B. Lawrence

Exhibit 15

LETTER RE: UNAUDITED FINANCIAL INFORMATION

We are aware of the incorporation by reference in the Registration Statement of TRW Inc., on Form S-8 and in the related prospectus, of our report dated April 18, 2001 relating to the unaudited interim financial statements of TRW Inc. that is included in its Form 10-Q for the quarter ended March 31, 2001.

/s/ Ernst & Young LLP

Ernst & Young LLP

May 18, 2001
Cleveland, Ohio

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement (Form S-8) of our reports (a) dated January 22, 2001, with respect to the consolidated financial statements of TRW Inc. included in TRW Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2000, as amended by Form 10-K/A No. 1, and (b) dated April 27, 2001 with respect to the financial statements of The TRW Employee Stock Ownership and Savings Plan included in the TRW Employee Stock Ownership and Savings Plan's Annual Report (Form 11-K) for the year ended December 31, 2000, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Cleveland, Ohio
May 18, 2001

Exhibit 24(a)

POWER OF ATTORNEY

THE UNDERSIGNED members of the Board of Administration of the TRW Employee Stock Ownership and Savings Plan (the "Plan") hereby appoint W. B. Lawrence, D. F. Menz, K. C. Syrvalin, and K. A. Weigand, and each of them, as attorneys for the Plan and for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the Plan and the undersigned, to prepare or cause to be prepared, to execute and file with the Securities and Exchange Commission, Washington, D. C. (the "Commission") (1) an Annual Report on Form 11-K for the fiscal year ended December 31, 2000, or information in lieu thereof, any transition reports under the Securities Exchange Act of 1934 (the "Exchange Act"), (2) a registration statement or statements on Form S-8 or any other appropriate form or forms pursuant to the Securities Act of 1933, as amended (the "Act"), for the purpose of registering participations in the Plan and, if appropriate, shares of Common Stock of TRW Inc. to be acquired, issued, contributed or sold in connection with the Plan; and (3) any and all amendments, including post-effective amendments, and exhibits to such annual report, transition reports or registration statements and any and all applications or other documents to be filed with the Commission or elsewhere pertaining to the securities to which such registration statement(s) relate(s), with full power and authority to take or cause to be taken all other actions deemed necessary or appropriate to effect the filing of the annual report, or information in lieu thereof, the transition reports and any and all amendments to such reports, under the Exchange Act or the registration under the Act of the participations in and, if appropriate, the shares of Common Stock of TRW Inc. offered or to be offered pursuant to the Plan.

EXECUTED on the dates set forth below.

/s/ Linda J. Croes

Linda J. Croes
May 3, 2001

/s/ Donna Kasle

Donna Kasle
May 3, 2001

/s/ Ann E. Killian

Ann E. Killian
May 3, 2001

/s/ Kathy P. Lazar

Kathy P. Lazar
May 3, 2001

/s/ Judith A. Williams

Judith A. Williams
May 3, 2001

Exhibit 24(b)

POWER OF ATTORNEY

Directors and Certain Officers of TRW Inc.

THE UNDERSIGNED Directors and Officers of TRW Inc. hereby appoint W. B. Lawrence, D. F. Menz, K. C. Syrvalin and K. A. Weigand and each of them, as attorneys for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned in the capacity specified, to prepare or cause to be prepared, to execute and to file with the Securities and Exchange Commission under the Securities Act of 1933, as amended (1) a Registration Statement or amendments to previously filed Registration Statements with respect to participations in The TRW Employee Stock Ownership and Savings Plan and shares of TRW Common Stock offered in connection therewith; (2) a Registration Statement or amendments to previously filed Registration Statements with respect to participations in The TRW Canada Stock Savings Plan and shares of TRW Common Stock offered in connection therewith; (3) any and all amendments (including post-effective amendments), prospectuses and exhibits to such Registration Statements; and (4) any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the securities to which any of such Registration Statements relate, with full power and authority to take or cause to be taken such other action which in the judgment of such person may be necessary or appropriate to effect the filing of such document.

EXECUTED the dates set forth below.

/s/ J. T. Gorman	/s/ D. M. Cote	/s/ C. G. Miller
J. T. Gorman, Chairman of the Board and Director April 25, 2001	D. M. Cote, President, Chief Executive Officer and Director April 25, 2001	C. G. Miller, Executive Vice President and Chief Financial Officer April 25, 2001
/s/ T. A. Connell	/s/ M. H. Armacost	/s/ M. Feldstein
T. A. Connell, Vice President and Controller April 25, 2001	M. H. Armacost, Director April 25, 2001	M. Feldstein, Director April 25, 2001
/s/ R. M. Gates	/s/ G. H. Heilmeier	/s/ C. R. Hollick
R. M. Gates, Director	G. H. Heilmeier, Director	C. R. Hollick, Director

April 25, 2001

April 25, 2001

April 25, 2001

/s/ K. N. Horn
_____

K. N. Horn, Director
April 25, 2001

/s/ H. V. Knicely
_____

H. V. Knicely, Director
April 25, 2001

/s/ D. B. Lewis
_____

D. B. Lewis, Director
April 25, 2001

/s/ L. M. Martin
_____

L. M. Martin, Director
April 25, 2001

/s/ J. D. Ong
_____

J. D. Ong, Director
April 25, 2001